January 13, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Provectus Biopharmaceuticals, Inc.
Registration Statement on Form S-4
File Number 333-208816
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Provectus Biopharmaceuticals, Inc. (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-4, File Number 333-208816, so that it will be declared effective on January 15, 2016 at 9:00 a.m. Eastern Time, or as soon as practicable thereafter.

This letter will confirm that the Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact our legal counsel, Lori B. Metrock, of Baker, Donelson, Bearman, Caldwell & Berkowitz, PC, at (615) 726-5768, if you have any questions concerning this request.

Very truly yours,

Provectus Biopharmaceuticals, Inc.

By:	/s/ Peter R. Culpepper
Name:	Peter R. Culpepper
Title:	Chief Financial Officer & Chief Operating Officer